SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 18 September 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




                    BP SAYS THAT REPAIR OF SUBSEA EQUIPMENT
                      WILL DELAY THUNDER HORSE UNTIL 2008

Following a series of tests carried out over the past four months that revealed metallurgical failure in components of the subsea system, BP announced today that it plans to retrieve and rebuild all the sea-bed production equipment from its Thunder Horse field in the deepwater Gulf of Mexico.

BP said the problem became evident when it conducted pre-commissioning tests by pumping water through the system to establish system integrity. The equipment passed all the normal industry standard tests and regulatory requirements. But when the company carried out more prolonged and rigorous testing, as an additional safety precaution, a failure occurred on a subsea weld.

As a consequence of the failure, BP said it had decided to retrieve both the damaged sea-bed manifold and a second manifold for further examination and onshore testing. The second manifold displayed a similar failure during testing last week.

In view of these failures, BP today said it would now retrieve and replace all the subsea components it believes could be at risk. This work will be done over the course of the next year and the company said it does not expect production from Thunder Horse to begin before the middle of 2008.

It said it was too early to estimate the additional costs involved in replacing the affected systems.


Notes to Editors:

- The Thunder Horse field was discovered in 1999. It is designed to use the largest production drilling quarters semi-submersible platform in the world.

- The platform weighs more than 50,000 tons and will produce from water depths of about 6,000 feet, from some of the highest temperature and highest pressure wells in the Gulf of Mexico.

- The facility is designed to process 250,000 barrels of oil a day and 200 million standard cubic feet per day.

- Oil and gas will be transported to existing shelf and onshore interconnections via the Mardi Gras transportation system.

- BP operates the development (75 per cent interest), with co-venturer ExxonMobil owning the balance.

- BP began deepwater Gulf of Mexico operations in the mid-1980s. BP now produces about 270,000 barrels of oil equivalent per day from nearly two dozen fields, including BP-operated facilities at Pompano, Marlin, Horn Mountain and Na Kika.


Further information:

BP Press Office, London, tel: +44 (0)20 7496 4076

BP Press Office, Houston, tel: +1 281 366 5174


                                    - ENDS -




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 18 September 2006                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary